Exhibit 99.3

Summary Translation of the Supplemental Agreement to Compensation Agreement

Chongqing Wanli New Energy Co., Ltd. (“Wanli”), Beijing SouFun Fang Tian Xia Network Technology Co., Ltd. (“SouFun Network”), Beijing Fang Tian Xia Network Technology Co., Ltd. (“Fang Tian Xia Network”) and Beijing SouFun Decorative Engineering Co., Ltd. (“SouFun Decorative”) entered into this Supplemental Agreement (the “Agreement”) on May 18, 2016.

Each of the parties to the Agreement is referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS:

1.	Wanli proposed to purchase the Injected Assets held by Fang Subsidiaries by issuing new shares. The relevant parties already entered into a Share Subscription and Asset Purchase Agreement and a Profit Compensation Agreement (the “Compensation Agreement”) on January 19, 2016.

2.	As of the date hereof, the appraisal work related to the share subscription and asset purchase has been completed. ZhongHe Appraisal Company Ltd. appraised the overall equity interests in the Injected Assets using December 31, 2015 as the benchmark date, and issued an asset appraisal report on the Injected Assets (the “Appraisal Report”).

NOW, THEREFORE, in order to supplement the undetermined matters in the Compensation Agreement, the Parties hereof, through friendly negotiations and based on the appraisal results, agree as follows.

1.   Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Compensation Agreement.

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2.   Net Profits Forecast. In light of the Appraisal Report, each of the Compensation Obligors hereby undertakes that the net profits of the Target Companies attributable to the Parent Company in the year of 2016, 2017 and 2018, deducting extraordinary gains and losses, shall be RMB800 million, RMB1,040 million and RMB1,352 million, respectively.

3.   Miscellaneous.

3.1.	This Agreement supplements the Compensation Agreement. This Agreement shall prevail in cases where any inconsistency exists between this Agreement and the Compensation Agreement. Matters not provided under this Agreement shall be governed by the Compensation Agreement.

3.2.	The Agreement shall become effective and binding at the same time as the Compensation Agreement.

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Beijing SouFun Fang Tian Xia Network Technology Co., Ltd. (Seal)

Legal Representative:	/s/ Mo Tianquan

Beijing Fang Tian Xia Network Technology Co., Ltd. (Seal)

Legal Representative:	/s/ Lei Hua

Beijing SouFun Decorative Engineering Co., Ltd. (Seal)

Legal Representative:	/s/ Lei Hua

Chongqing Wanli New Energy Co., Ltd. (Seal)

Legal Representative:	/s/ Xicheng Liu